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ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 10, 2017

VIA EDGAR

Mr. Jeff Long
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Reaves Utility Income Fund (the “Fund”) Registration Statement on Form N-2 File Numbers 333-218822; 811-21432

Dear Mr. Long:

This letter responds to a telephonic comment on the Fund’s registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2017 (the “Registration Statement”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. We have reproduced your comment below, followed by our response. Changes to the Registration Statement noted below will be reflected in a filing pursuant to Rule 497(c) of the Securities Act of 1933, as amended. Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

1.
Comment: You noted that under the Fund’s Financial Highlights on page 19 of the Registration Statement, the Fund must only disclose required expense ratios as required under Regulation S-X, and you further noted that if the Fund wishes to disclose multiple expense ratios, the Fund must prominently disclose any required expense ratios first and then disclose any additional expense ratios either: 1) in a footnote to the Financial Highlights, or 2) secondary to the required expense ratio. You also noted that this was a previously issued comment.

Response:The Fund has revised the disclosure accordingly.

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai